

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

<u>Via E-mail</u>
Keith Tench
President, CEO, and Chairman of the Board
Universal Tracking Solutions, Inc.
3190 S. Gilbert Rd.
Chandler, AZ 85286

> **Re:** **Universal Tracking Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 14, 2012**
> **File No. 333-131224**

Dear Mr. Tench:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1. Please tell us your intention with regards to filing your Forms 10-K for the years ended December 31, 2008 and 2009 and your Forms 10-Q for the each of the quarterly periods in fiscal years 2009 and 2010.

Item 8. Financial Statements and Supplementary Data, page 16

2. We note that you provide unaudited financial statements for the years ended December 31, 2009, 2010 and 2011. However, it does not appear that you meet the criteria to file as an inactive registrant pursuant to Rule 3-11 of Regulation S-X. In this regard, you do not appear to meet criterion (a), (b) and (c). Please amend your December 31, 2010 and 2011

Forms 10-K to provide audited financial statements or tell us why you believe audited financial statements are not required. In your response, please provide us with your analysis of each of the criteria listed in Rule 3-11 of Regulation S-X.

3.   Additionally, please confirm whether or not your quarterly reports have been reviewed by an independent registered public accounting firm as required by Rules 10-01(d) and 8-03 of Regulation S-X for any of the quarterly reports relating to fiscal 2009, 2010, or 2011, as such review is required whether or not you are an inactive registrant.

Item 9A. Controls and Procedures, page 16

4.   It appears that management has not conducted an evaluation or provided an assessment of your internal control over financial reporting as of December 31, 2010 and December 31, 2011. If you determine that audited financial statements are required to be filed pursuant to comment 2 above, it appears you are required to report on management's assessment of internal control over financial reporting. We ask that you complete your evaluation and amend your fiscal 2010 and 2011 Forms 10-K to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

- The Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- The Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- The "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform or complete management's assessment adversely affects the company's and its shareholders' ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

5.   Depending on your response to our comments, please consider whether management's failure to provide (a) audited financial statements and (b) its report on internal control

over financial reporting impacts your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2010 and December 31, 2011 and revise your disclosures as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief